December 1, 2025

Yanela Frias
Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

        Re: Prudential Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-16707
Dear Yanela Frias:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:    Brian Spitser